Exhibit 99.2

RNS Number:4645B
Wolseley PLC
30 July 2004

Notification of Interests of Directors and Connected Persons

1 Name of company:
Wolseley plc

2 Name of director:
Nigel Stein

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:
The director named above

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
Nigel Stein

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
n/a

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Share Purchase

7 Number of shares/amount of stock acquired:
1,000

8 Percentage of issued class:
0.0001%

9 Number of shares/amount of stock disposed:
nil

10 Percentage of issued class:
n/a

11 Class of security:
Ordinary shares of 25 pence each

12 Price per share:
857.89p

13 Date of transaction:
30 July 2004

14 Date Company informed:
30 July 2004

15 Total holding following this notification:
2,500

16 Total percentage holding of issued class following this notification:
0.0004%

17 Contact name for queries:
M J White, Company Secretary

18 Contact telephone number:
0118 929 8700

19 Name of company official responsible for making notification:
M J White

Additional Information:

ends.

This information is provided by RNS
The company news service from the London Stock Exchange